Document 204466: Progress Energy, Inc. Form U5S for Fiscal Year 2002
                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D. C. 20549





                                    FORM U5S


                                  ANNUAL REPORT


                   For the Fiscal Year Ended December 31, 2002


        Filed pursuant to the Public Utility Holding Company Act of 1935 by


                              PROGRESS ENERGY, INC.


                            410 S. WILMINGTON STREET
                          RALEIGH, NORTH CAROLINA 27601


                              PROGRESS ENERGY, INC.
                                    FORM U5S
                                      2002

TABLE OF CONTENTS

ITEM                                                                 PAGE NUMBER
----                                                                 -----------

1. System Companies and Investments therein as Of 12/31/2002                1

2. Acquisitions or Sales of Utility Assets                                  1

3. Issue, Sale, Pledge, Guarantee or Assumptions of System Securities       3

4. Acquisition, Redemption or Retirement of System Securities               4

5. Investments in Securities of Nonsystem Companies                         5

6. Officers and Directors                                                   6

7. Contributions and Public Relations                                       11

8. Service, Sales and Construction Contracts                                12

9. Wholesale Generators and Foreign Utility Companies                       13

10. Financial Statements and Exhibits                                       16


EXHIBITS

Exhibit A                                                                   16

Exhibit B                                                                   17

Exhibit C                                                                   17

Exhibit D                                                                   17

Exhibit E                                                                   18

Exhibit F                                                                   18

Exhibit G                                                                   18

Exhibit H                                                                   18

Exhibit I                                                                   19

ITEM 1.   SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001.

A response to this item will be filed confidentially pursuant to 17 CFR ss.
250.104 under the Public Utility Holding Company Act of 1935.


ITEM 2.  ACQUISITION OR SALES OF UTILITY ASSETS.

NONE.


ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.
In addition to those transactions reported by Progress Energy and its subsidiaries in the Rule 24 (Form 35-Cert) Certificate filings dated June 21, 2002 (File No. 070-09659), September 3, 2002 (File No. 070-09659), December 3,
2002 (File No. 070-09659), and April 10, 2003 (File No. 070-09659), there are the following transactions to report for the fiscal year 2002:

Name of Issuer and                                                                                        Authorization
Description of Issue                        Date and Form of Transaction                Consideration     or Exemption

CAROLINA POWER & LIGHT COMPANY, d.b.a PROGRESS ENERGY CAROLINAS, INC.
First Mortgage Bonds                        2/6/02 - Public Offering                    $48,485,000       Rule 52
Pollution Control Series W,
Wake County Pollution Control Revenue Refunding Bonds
5.375% Series 2002, Due February 1, 2017

6.5% Notes (Unsecured)                      7/30/02 - Public Offering                   $500,000,000      Rule 52
Due July 15, 2012

EASTERN NORTH CAROLINA NATURAL GAS COMPANY
Series A Preferred Stock (174 shares)       10/14/02 - Issuance                         $7,690,800        Rule 52(a)
8.688% annual per-share dividend            [to Progress Energy, Inc.]                  [$44,200 per-share]

FLORIDA POWER CORPORATION, d/b/a PROGRESS ENERGY FLORIDA, INC.
First Mortgage Bond                         7/16/02 - Public Offering                   $108,550,000      Rule 52
Pollution Control Series 2002A, Due January 1, 2027

First Mortgage Bond                         7/16/02 - Public Offering                   $108,115,000      Rule 52
Pollution Control Series 2002B, Due January 1, 2022

First Mortgage Bond                         7/16/02 - Public Offering                   $32,200,000       Rule 52
Pollution Control Series 2002C, Due January 1, 2018

PROGRESS ENERGY, INC.
Unsecured Senior Notes 6.05%                4/17/02 - Public Offering                   $350,000,000      Rule 52
due April 15, 2007

Unsecured Senior Notes 6.85%                4/17/02 - Public Offering                   $450,000,000      Rule 52
due April 15, 2012

Common Stock                                11/13/02  - Public Offering                 $614,673,000      Rule 52
14,670,000 shares
@$41.90/share, Due March 1, 2011


ITEM 4. ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES.

In addition to those transactions reported by Progress Energy and its subsidiaries in the Rule 24 (Form 35-Cert) Certificate filings dated June 21, 2002 (File No. 070-09659), September 3, 2002 (File No. 070-09659), December 3,
2002 (File No. 070-09659), and April 10, 2003 (File No. 070-09659), there are the following transactions to report for the fiscal year 2002:

Name of Issuer and         Name of Company          Number of Shares or Principal Amount          Consideration    Indicate
Title of Issue             Acquiring, Redeeming      Acquired  Redeemed         Retired                            Commission
                           or Retiring Securities                                                                  Authorization

CAROLINA POWER & LIGHT COMPANY, d.b.a PROGRESS ENERGY CAROLINAS, INC. ("CP&L")
Full Redemption
Pollution Control          CP&L                      None      $48,485,000      $48,485,000       $48,485,000      Rule 42
Revenue   Bonds,
Wake County  (CP&L Project)
Adjustable Rate Option Bond
1983 Series, Due April 1, 2009
[Redemption Price = $101.50]

Full Redemption
Extendible Notes           CP&L                      None      $500,000,000     $500,000,000      $500,000,000     Rule 42
Due October 28, 2009
[Redemption Price = $100.00]

Full Redemption
First Mortgage Bonds       CP&L                      None      $150,000,000     $150,000,000      $150,000,000     Rule 42
8.20% Series, Due July 1, 2022
[Redemption Price = 103.55%]

Maturity
First Mortgage Bonds       CP&L                      None      $100,000,000     $100,000,000                       Rule 42
6.75% Series, Due October 1, 2002

FLORIDA POWER CORPORATION ("FPC")
Maturity
Medium-Term Notes          FPC                       None      $30,000,000      $30,000,000       $80,000,000      Rule 42
6.54%, Series D
Due July 1, 2002

FPC also had the following four (4) full redemptions:
Medium-Term Notes          FPC                       None      $108,550,000     $108,550,000      $108,550,000     Rule 42
Citrus County, Florida
6.625% Pollution Control Refunding Revenue Bond
Series 1992A (FPC Crystal River Power Plant Project, "Crystal River")
Due January 1, 2027
Redemption Price 102%

Medium -Term Notes         FPC                       None      $90,000,000      $90,000,000       $90,000,000      Rule 42
Citrus County, Florida
6.35% Pollution Control Refunding Revenue Bond
Series 1992B ("Crystal River")
Due February 1, 2022
Redemption Price 102%

Medium -Term Notes         FPC                       None      $10,115,000      $10,115,000       $10,115,000      Rule 42
Pasco County Florida
6.35% Pollution Control Refunding Revenue Bond
Series 1992A (FPC Anclote Power Plant Project)
Due February 1, 2022
Redemption Price 102%


Medium -Term Notes         FPC                       None      $32,200,000      $32,200,000       $32,200,000      Rule 42
Pinellas County Florida
7.20% Pollution Control Refunding Revenue Bond
Series 1991 (FPC Anclote and Barlow Power Plants Project)
Due December 1, 2014
Redemption Price 101%

PROGRESS CAPITAL HOLDINGS, INC. ("PCH")
Maturity
Medium-Term Notes          PCH                       None      $50,000,000      $50,000,000       $6,000,000       Rule 42
5.78% Series, Due February 8, 2002


ITEM 5.   INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES.

1. Aggregate amount of investments in persons operating in the retail service area of Progress Energy or of its subsidiaries.

Name of Company                     Aggregate Amount of Investments     Number of                 Description of
                                    in Persons (Entities), Operating    Persons                   Persons
                                    in Retail Service Area of Owner     (Entities)                (Entities)
--------------------------------------------------------------------------------------------------------------------
Carolina Power & Light Company      $777,000                            2                         Industrial Shell
d/b/a Progress Energy Carolinas,                                                                  Buildings
Inc. ("CP&L")

CP&L                                $2,410,650                          3                         Internal Revenue
                                                                                                  Code Section 42
                                                                                                  Affordable Housing
                                                                                                  Investments

CaroHome                            $74,025,899.81                      44                        Internal Revenue
                                                                                                  Code Section 42
                                                                                                  Affordable Housing
                                                                                                  Investments

CaroFund                            $99,859.02                          10                        Internal Revenue
                                                                                                  Code Section 42
                                                                                                  Affordable Housing
                                                                                                  Investments

CP&L                                $12,573,620                         5                         Internal Revenue
                                                                                                  Code Section 42
                                                                                                  Affordable Housing
                                                                                                  Investments

CP&l                                $28,723,643                         1                         Regional Transmission
                                                                                                  Organization  ("RTO") [1]

PIH                                 $14,219,673                         3                         Internal Revenue Code
                                                                                                  Section 42 Affordable
                                                                                                  Housing Investments

Footnotes to Item #5 Category 1
[1] In June 2002 CP&L placed its SERC region RTO activity in a state of suspense pending further clarity from the Federal Energy Regulatory Commission ("FERC") on FERC's standard market design rulemaking.



2.       Securities owned not included in 1 above.
Name of    Name of           Nature of                 Description of            Number         Percent        Owner's
Company    Issuer            Issuer's                  Securities                of Shares      of Voting      Book Value
                             Business                                                           Power
-----------------------------------------------------------------------------------------------------------------------------
CP&L       NC Enterprise     Venture Capital
           Corporation       Firm                      Limited Partnership       N/A            4.97%          $34,620.00

CP&L       NC Enterprise     Institutional Venture
           Fund              Capital Fund              Limited Partnership       N/A            4.97%          $692,444.00

CP&L       Garner            Affordable Housing        Limited Partnership       N/A            99%            $146,802.01

CP&L       WNC Institute     Institutional Tax
                             Credit Fund               Limited Partnership       N/A            99%            $3,622,774.03

CP&L       Pantellos Corp.   Supply Chain Services
                             Company for Energy and
                             Utility Industry          Common Shares             319,329 [1]    3%             $3,193,290.00

CP&L       Carousel Capital  Private Investment        Limited Liability
           Co. LLC           Firm                      Company                   N/A            3.07%          $2,013,764.00

CP&L       Kinetic Ventures  Communications-Related    Limited Liability         N/A
           I (UCAF)          Venture Fund              Company                                  11.11%         $4,055,238.00

CP&L       Kinetic Ventures  Communications-Related    Limited Liability         N/A
           II (UCAF II)      Venture Fund              Company                                  11.11%         $4,635,955.00

CP&L       South Atlantic    Technology and Non-
           Private Equity    Technology Investments    Limited Partnership       N/A            8.90%          $2,058,831

CP&L       Palmetto Seed     Venture Fund              Limited Partnership       N/A            3.68           $207,905


CP&L       Utech Venture
           Capital           Venture Fund              Corporation               71,600         11.56%         $2,201,442.00

CP&L       Utech Climate     Emission Reduction
           Challenge         Investments               Limited Partnership       N/A            9.76%          $1,734,934.00

Footnotes to Item #5, Category 2
[1] The number of shares held in Pantellos Corporation was determined by the acquisition price of $10.00 per share.


ITEM 6.  OFFICERS AND DIRECTORS.

Part I.  As of December 31, 2002...

         1. List the names and principal business address of the officers and directors of all system companies as of the end of the calendar or fiscal year.

         2. Under the column for each system company, designate by appropriate symbols positions held in such company.

The following are the abbreviations to be used for principal business address and position information:

--------------------------------------------------------------------------
Principal Business Address                             Code
--------------------------------------------------------------------------
Progress Energy, Inc.
410 S. Wilmington Street
Raleigh, North Carolina  27601                         (a)
--------------------------------------------------------------------------

--------------------------------------------------------------------------
Position                                               Code
--------------------------------------------------------------------------
Assistant Secretary                                    AS
--------------------------------------------------------------------------
Assistant Treasurer                                    AT
--------------------------------------------------------------------------
Controller                                             C
--------------------------------------------------------------------------
Chief Accounting Officer                               CAO
--------------------------------------------------------------------------
Chief Executive Officer                                CEO
--------------------------------------------------------------------------
Chief Financial Officer                                CFO
--------------------------------------------------------------------------
Chairman (of the Board)                                Ch
--------------------------------------------------------------------------
Chief Nuclear Officer                                  CNO
--------------------------------------------------------------------------
Corporate Secretary                                    CS
--------------------------------------------------------------------------
Director                                               D
--------------------------------------------------------------------------
Executive Vice President                               EVP
--------------------------------------------------------------------------
General Counsel                                        GC
--------------------------------------------------------------------------
Group President                                        GP
--------------------------------------------------------------------------
President                                              P
--------------------------------------------------------------------------
Secretary                                              S
--------------------------------------------------------------------------
Senior Vice President                                  SVP
--------------------------------------------------------------------------
Treasurer                                              T
--------------------------------------------------------------------------
Vice President                                         VP
--------------------------------------------------------------------------
Chief Operating Officer                                COO
--------------------------------------------------------------------------

PROGRESS ENERGY, INC. (Progress Energy)
------------------------------------------------------------------------
     Officer/Director Name       Principal Business       Position
                                       Address
------------------------------------------------------------------------
        Edwin B. Borden                  (a)                  D
------------------------------------------------------------------------
        David L. Burner                  (a)                  D
------------------------------------------------------------------------
     William Cavanaugh III               (a)             D, Ch, CEO
------------------------------------------------------------------------
        Charles W. Coker                 (a)                  D
------------------------------------------------------------------------
      Richard L. Daugherty               (a)                  D
------------------------------------------------------------------------
      W.D. Frederick, Jr.                (a)                  D
------------------------------------------------------------------------
        William O. McCoy                 (a)                  D
------------------------------------------------------------------------
         E. Marie McKee                  (a)                  D
------------------------------------------------------------------------
      John H. Mullin, III                (a)                  D
------------------------------------------------------------------------
        Richard A. Nunis                 (a)                  D
------------------------------------------------------------------------
      Carlos A. Saladrigas               (a)                  D
------------------------------------------------------------------------
        J. Tylee Wilson                  (a)                  D
------------------------------------------------------------------------
       Jean Giles Wittner                (a)                  D
------------------------------------------------------------------------
       William D. Johnson                (a)             EVP, CS, GC
------------------------------------------------------------------------
       Robert B. McGehee                 (a)                COO, P
------------------------------------------------------------------------
       Peter M. Scott III                (a)              EVP, CFO
------------------------------------------------------------------------
       Robert H. Bazemore                (a)               CAO, C
------------------------------------------------------------------------
       Thomas R. Sullivan                (a)                  T
------------------------------------------------------------------------
       Frank A. Schiller                 (a)                 AS
------------------------------------------------------------------------
       Robert M. Williams                (a)                 AS
------------------------------------------------------------------------

CAROLINA POWER & LIGHT COMPANY (CP&L)
------------------------------------------------------------------------
     Officer/Director Name       Principal Business       Position
                                       Address
------------------------------------------------------------------------
       Edwin B. Borden                   (a)                 D
------------------------------------------------------------------------
       David L. Burner                   (a)                 D
------------------------------------------------------------------------
       William Cavanaugh III             (a)             D, Ch, CEO, P
------------------------------------------------------------------------
       Charles W. Coker                  (a)                 D
------------------------------------------------------------------------

------------------------------------------------------------------------
       Richard L. Daugherty              (a)                 D
------------------------------------------------------------------------
       W.D. Frederick, Jr.               (a)                 D
------------------------------------------------------------------------
       William O. McCoy                  (a)                 D
------------------------------------------------------------------------
       E. Marie McKee                    (a)                 D
------------------------------------------------------------------------
       John H. Mullin, III               (a)                 D
------------------------------------------------------------------------
       Richard A. Nunis                  (a)                 D
------------------------------------------------------------------------
       Carlos A. Saladrigas              (a)                 D
------------------------------------------------------------------------
       J. Tylee Wilson                   (a)                 D
------------------------------------------------------------------------
       Jean Giles Wittner                (a)                 D
------------------------------------------------------------------------
       Donald K. Davis                   (a)                EVP
------------------------------------------------------------------------
       Fred N. Day, IV                   (a)                EVP
------------------------------------------------------------------------
       William D. Johnson                (a)              EVP, S
------------------------------------------------------------------------
       Robert B. McGehee                 (a)                EVP
------------------------------------------------------------------------
       Peter M. Scott III                (a)             EVP, CFO
------------------------------------------------------------------------
       Tom D. Kilgore                    (a)                GP
------------------------------------------------------------------------
       William S. Orser                  (a)                GP
------------------------------------------------------------------------
       Robert H. Bazemore                (a)              CAO, C
------------------------------------------------------------------------
       C. S. Hinnant                     (a)              SVP, C
------------------------------------------------------------------------
       E. Michael Williams               (a)                SVP
------------------------------------------------------------------------
       Bruce M. Baldwin                  (a)                VP
------------------------------------------------------------------------
       Frank A. Schiller                 (a)                GC
------------------------------------------------------------------------
       Robert F. Caldwell                (a)                VP
------------------------------------------------------------------------
       C.H. Cline, Jr.                   (a)                VP
------------------------------------------------------------------------
       Robert G. Cutlip                  (a)                VP
------------------------------------------------------------------------
       Emerson F. Gower, Jr.             (a)                VP
------------------------------------------------------------------------
       R. Erik Hansen                    (a)                VP
------------------------------------------------------------------------
       Joel Y. Kamya                     (a)                VP
------------------------------------------------------------------------
       John S. Keenan                    (a)                VP
------------------------------------------------------------------------
       R. Tucker Mann                    (a)                VP
------------------------------------------------------------------------
       John W. Moyer                     (a)                VP
------------------------------------------------------------------------
       Lisa A. Myers                     (a)                VP
------------------------------------------------------------------------
       David A. Phillips                 (a)                VP
------------------------------------------------------------------------
       Hilda Pinnix-Ragland              (a)                VP
------------------------------------------------------------------------
       James Scarola                     (a)                VP
------------------------------------------------------------------------
       Nancy H. Temple                   (a)                VP
------------------------------------------------------------------------
       Lloyd M. Yates                    (a)                VP
------------------------------------------------------------------------
       Thomas R. Sullivan                (a)                 T
------------------------------------------------------------------------
       Patricia Kornegay-Timmons         (a)                AS
------------------------------------------------------------------------
       Robert M. Williams                (a)                AS
------------------------------------------------------------------------


FLORIDA POWER CORPORATION (Florida Power)
------------------------------------------------------------------------
     Officer/Director Name        Principal Business     Position
                                      Address
------------------------------------------------------------------------
       William Cavanaugh III             (a)               D, Ch
------------------------------------------------------------------------
       Fred N. Day, IV                   (a)               D, EVP
------------------------------------------------------------------------
       H. William Habermeyer, Jr.        (a)             D, CEO, P
------------------------------------------------------------------------
       William D. Johnson                (a)             D, EVP, S
------------------------------------------------------------------------
       Robert B. McGehee                 (a)                 D
------------------------------------------------------------------------
       William S. Orser                  (a)                 D, GP
------------------------------------------------------------------------
       Peter M. Scott III                (a)              D, EVP, CFO
------------------------------------------------------------------------
       C. S. Hinnant                     (a)                SVP
------------------------------------------------------------------------
       E. Michael Williams               (a)                SVP
------------------------------------------------------------------------
       Bruce M. Baldwin                  (a)                VP
------------------------------------------------------------------------
       Robert F. Caldwell                (a)                VP
------------------------------------------------------------------------

------------------------------------------------------------------------
       C.H. Cline, Jr.                   (a)                VP
------------------------------------------------------------------------
       Robert G. Cutlip                  (a)                VP
------------------------------------------------------------------------
       Vincent M. Dolan                  (a)                VP
------------------------------------------------------------------------
       Rodney E. Gaddy                   (a)                VP
------------------------------------------------------------------------
       R. Erik Hansen                    (a)                VP
------------------------------------------------------------------------
       Michael A. Lewis                  (a)                VP
------------------------------------------------------------------------
       R. Tucker Mann                    (a)                VP
------------------------------------------------------------------------
       Robert D. Morehead                (a)                VP
------------------------------------------------------------------------
       Mark A. Myers                     (a)                VP
------------------------------------------------------------------------
       Billy R. Raley                    (a)                VP
------------------------------------------------------------------------
       Sarah S. Rogers                   (a)                VP
------------------------------------------------------------------------
       Lloyd M. Yates                    (a)                VP
------------------------------------------------------------------------
       Dale E. Young                     (a)                VP
------------------------------------------------------------------------
       Thomas R. Sullivan                (a)                 T
------------------------------------------------------------------------
       Robert H. Bazemore                (a)                 C
------------------------------------------------------------------------
       Robert A. Glenn                   (a)                AS
------------------------------------------------------------------------
       Frank A. Schiller                 (a)              GC, AS
------------------------------------------------------------------------
       Robert M. Williams                (a)                AS
------------------------------------------------------------------------

FLORIDA PROGRESS CORPORATION (Florida Progress)
------------------------------------------------------------------------
       Officer/Director Name     Principal Business      Position
                                      Address
------------------------------------------------------------------------
       Edwin B. Borden                   (a)                 D
------------------------------------------------------------------------
       David L. Burner                   (a)                 D
------------------------------------------------------------------------
       William Cavanaugh III             (a)            D, Ch, CEO, P
------------------------------------------------------------------------
       Charles W. Coker                  (a)                 D
------------------------------------------------------------------------
       Richard L. Daugherty              (a)                 D
------------------------------------------------------------------------
       W.D. Frederick, Jr.               (a)                 D
------------------------------------------------------------------------
       William O. McCoy                  (a)                 D
------------------------------------------------------------------------
       E. Marie McKee                    (a)                 D
------------------------------------------------------------------------
       John H. Mullin, III               (a)                 D
------------------------------------------------------------------------
       Richard A. Nunis                  (a)                 D
------------------------------------------------------------------------
       Carlos A. Saladrigas              (a)                 D
------------------------------------------------------------------------
       J. Tylee Wilson                   (a)                 D
------------------------------------------------------------------------
       Jean Giles Wittner                (a)                 D
------------------------------------------------------------------------
       William D. Johnson                (a)               EVP, CS
------------------------------------------------------------------------
       Robert B. McGehee                 (a)               EVP
------------------------------------------------------------------------
       Peter M. Scott III                (a)               EVP, CFO
------------------------------------------------------------------------
       Robert H. Bazemore                (a)               CAO, C
------------------------------------------------------------------------
       Thomas R. Sullivan                (a)                 T
------------------------------------------------------------------------
       Frank A. Schiller                 (a)               GC, AS
------------------------------------------------------------------------
       Robert M. Williams                (a)                AS
------------------------------------------------------------------------

PROGRESS ENERGY SERVICE COMPANY, LLC (Service Company)
------------------------------------------------------------------------
     Officer/Director Name        Principal Business     Position
                                      Address
------------------------------------------------------------------------
       William Cavanaugh III             (a)                Ch
------------------------------------------------------------------------
       William D. Johnson                (a)            CEO, CS, P
------------------------------------------------------------------------
       Peter M. Scott III                (a)             EVP, CFO
------------------------------------------------------------------------
       Robert H. Bazemore                (a)               VP, C
------------------------------------------------------------------------
       Brenda Castonguay                 (a)                SVP
------------------------------------------------------------------------
       Robert G. Cutlip                  (a)                VP
------------------------------------------------------------------------
       Vincent M. Dolan                  (a)                VP
------------------------------------------------------------------------
       Sanford R. Jordan, Jr.            (a)                VP
------------------------------------------------------------------------
       John R. McArthur                  (a)                SVP
------------------------------------------------------------------------

------------------------------------------------------------------------
       Mark F. Mulhern                   (a)                VP
------------------------------------------------------------------------
       Dede Ramoneda                     (a)                VP
------------------------------------------------------------------------
       Frank A. Schiller                 (a)            VP, GC, AS
------------------------------------------------------------------------
       Nancy H. Temple                   (a)                VP
------------------------------------------------------------------------
       Elwyn D. Wood                     (a)                VP
------------------------------------------------------------------------
       Thomas R. Sullivan                (a)               VP, T
------------------------------------------------------------------------
       Robert M. Williams                (a)                AS
------------------------------------------------------------------------
       Patricia Kornegay-Timmons         (a)                AS
------------------------------------------------------------------------


ITEM 6.    OFFICERS AND DIRECTORS.

Part II. Financial Connections. With respect to each officer and director with a financial connection within the provisions of Section 17(c) of the Act, show:

Name of Officer            Name and Location                 Position Held in            pplicable
or Director                of Financial Institution          Financial Institution       xemption Rule
--------------------------------------------------------------------------------------------------------
H. William                 SunTrust Bank of Suncoast
Habermeyer, Jr.            Region of Florida, N.A.
                           Tampa, Florida                    Director                    (c) [1]

Charles W. Coker           Bank of America Corporation
                           Charlotte, North Carolina         Director                    (a)

William O. McCoy           North Carolina Capital
                           Management Trust
                           Boston, Massachusetts             Trustee                     (a)

William O. McCoy           Franklin Street Partners          Partner
                           Chapel Hill, North Carolina       (Executive)                 (a)

William O. McCoy  Fidelity Investments
                           Boston, Massachusetts             Trustee                     (a)

Richard A. Nunis           SunTrust Bank of Central
                           Florida, N.A.
                           Orlando, Florida                  Director                    (a)

Jean Giles Wittner         Raymond James Bank, FSB
                           St. Petersburg, Florida           Director                    (a)

John F. Hughes             East Carolina Bank
                           Englehard, North Carolina         Director                    (c) [2]

Edwin B. Borden            Jefferson-Pilot Life Insurance Company
                           Greensboro, North Carolina        Director                    (a)

Edwin B. Borden            Jefferson-Pilot Financial
                           Greensboro, North Carolina        Director                    (a)

Richard L. Daugherty       Wachovia Bank of North
                           Carolina, N.A.
                           Durham, North Carolina            Member                      (a)

W.D. Frederick, Jr.        United Heritage Bank
                           No. Edison, New Jersey            Director                    (a)


Carlos A. Saladrigas       Premier American Bank
                           Miami, Florida                    Chairman                    (a)

Gayle Van Velsor           RBC Centura Bank
                           Wilmington Advisory Board
                           Wilmington, NC                    Member                      (a) [3]

Emerson F. Gower, Jr.      Wachovia Bank
                           Local Advisory Board
                           Florence, SC                      Member                      (a)

Jimmie Dixon, Jr.          Gateway Bank & Trust
                           Elizabeth City, NC                Director                    (c) [4]

John H. Mullin III         The Putnam Funds
                           Boston, MA                        Trustee                     (a)

Footnotes to Item 6, Part II, as of December 31, 2002
[1] H. William Habermeyer, Jr. is a Director and the President and CEO of
    Florida Power.
[2] John Hughes is the President and a Director of Eastern North Carolina
    Natural Gas Company ("ENCNG")
[3] Gayle Van Velsor retired from her position as Vice President of CP&L on August 30, 2002.
[4] Jimmie Dixon, Jr. is a Director of ENCNG

ITEM 6.  OFFICERS AND DIRECTORS.

PART III. State the disclosures made in each system company's most recent proxy statement and annual report on Form 10-K with respect to:
      a) The compensation of directors and executive officers of system companies;
      b) Their interest in the securities of system companies including options or other rights to acquire securities;
     (c) Their contracts and transactions with system companies;
     (d) Their indebtedness to system companies;
     (e) Their participation in bonus and profit-sharing arrangements and other benefits;
     (f) Their rights to indemnity.

The information requested in (a) through (f) of Part III of Item 6 concerning officers and directors and their compensation is available in the Proxy Statement sent to shareholders of Progress Energy dated March 31, 2003, File No. 001-15929.


ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS.

     (1) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent therefor.

Progress Energy and its subsidiaries have established political action committees and have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act for the administration of such committees.

     (2) Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any citizens group, or public relations counsel identifying the total paid to or for the account of each ultimate beneficiary during the year, the purpose of the payment and the account of the company to which it was charged, except that payments to an ultimate beneficiary of less than $10,000 during the year in category
     (2) for similar purposes, may be aggregated by stating the number of beneficiaries, the purposes and the account charged.


Company             Beneficiary      Purpose                    Account         Amount
------------------------------------------------------------------------------------------
Florida Power       Various -        Community welfare,        426              $984,353
                    537 items        education, research
                                     and civic activity

CP&L                Various -        Community welfare,        426              $1,240,718
                    910 items        education, research
                                     and civic activity

Progress Energy     Various -        Community welfare,        426              $9,354,824
Foundation [1]      208 items        education, research
                                     and civic activity

Footnotes to Item #7:
[1] The Progress Energy Foundation is a 501(c)(3) organization established as a separate legal entity with funds appropriated each December.


ITEM 8.  SERVICE, SALES AND CONSTRUCTION CONTRACTS.

PART I.

------------------------------------------------------------------------------------------------------------------------
  Transaction     Serving Company     Receiving Company        Compensation       Date of Contract    Contract In Effect
                                                                                                      As of 12/31/2002?
                                                                                                           (Yes/No)
------------------------------------------------------------------------------------------------------------------------
Various Support   Carolina Power &    Progress Ventures,       $1,377,737.08      Contract being      Contract being
   Services       Light Company,      Inc., d/b/a Progress                           drafted             drafted
                  d.b.a. Progress     Energy Ventures, Inc.
                  Energy Carolinas,   ("PEV")
                  Inc. ("CP&L")
------------------------------------------------------------------------------------------------------------------------
Various Support         CP&L          CP&L Synfuels            $61,664.78         Contract being      Contract being
   Services                                                                           drafted             drafted
------------------------------------------------------------------------------------------------------------------------
Various Support         CP&L          Progress Genco           $5,653,200.07      Contract being      Contract being
   Services                           Ventures, LLC                                  drafted             drafted
------------------------------------------------------------------------------------------------------------------------
Various Support         CP&L          North Carolina Natural   $4,229,258.43         01/01/2001            Yes
   Services                           Gas Corporation
------------------------------------------------------------------------------------------------------------------------
Various Support         CP&L          Eastern North Carolina   $176,101.28           01/05/2001            Yes
   Services                           Natural Gas Company
------------------------------------------------------------------------------------------------------------------------
Various Support         CP&L          Florida Power            $36,233,820.43        01/01/2001            Yes
   Services                           Corporation
------------------------------------------------------------------------------------------------------------------------
Various Support         CP&L          Progress Fuels           $2,675,140.06         01/01/2001            Yes
   Services                           Corporation [2]
------------------------------------------------------------------------------------------------------------------------
Various Support         CP&L          Progress                 $282,069.98
   Services                           Telecommunications
                                      Corporation
------------------------------------------------------------------------------------------------------------------------
Various Support         CP&L          Strategic Resource       $29,279.15            01/01/2001            Yes
   Services                           Solutions
------------------------------------------------------------------------------------------------------------------------
Various Support         CP&L          Progress Energy Service  $4,581,901.51         01/01/2001            Yes
   Services                           Company, LLC
------------------------------------------------------------------------------------------------------------------------
Various Support   North Carolina      CP&L                     $7,566,738.48         01/01/2001            Yes
   Services       Natural Gas
                  Corporation ("NCNG")
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
Various Support         NCNG          Progress Energy Service  $1,117.25             01/01/2001            Yes
   Services                           Company, LLC
------------------------------------------------------------------------------------------------------------------------
Various Support   Florida Power       CP&L                     $5,814,624.39         01/01/2001            Yes
   Services       Corporation d/b/a
                  Progress Energy
                  Florida, Inc. ("FPC")
------------------------------------------------------------------------------------------------------------------------
Various Support         FPC           PEV                      $77,025.40         Contract Being      Contract Being
   Services                                                                           Drafted            Drafted
------------------------------------------------------------------------------------------------------------------------
Various Support         FPC           Progress Genco           $539,987.70        Contract Being      Contract Being
   Services                           Ventures, LLC                                   Drafted            Drafted
------------------------------------------------------------------------------------------------------------------------
Various Support         FPC           NCNG                     $12,925.91         Contract Being      Contract Being
   Services                                                                           Drafted            Drafted
------------------------------------------------------------------------------------------------------------------------
Various Support         FPC           Eastern North Carolina   $111.00            Contract Being      Contract Being
   Services                           Natural Gas Company                             Drafted            Drafted
------------------------------------------------------------------------------------------------------------------------
Various Support         FPC           Progress Fuels           $288,790.22        Contract Being      Contract Being
   Services                           Corporation                                     Drafted            Drafted
------------------------------------------------------------------------------------------------------------------------
Various Support         FPC           Progress                 $15,914.06         Contract Being      Contract Being
   Services                           Telecommunications                              Drafted            Drafted
                                      Corporation
------------------------------------------------------------------------------------------------------------------------
Various Support         FPC           Progress Energy Service  $554,655.41        Contract Being      Contract Being
   Services                           Company, LLC                                    Drafted            Drafted
------------------------------------------------------------------------------------------------------------------------

Part II.

NONE.


Part III.

NONE.


ITEM 9.    WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES
Key terms: "EWG" means Exempt Wholesale Generator

Part I. For each interest in an exempt wholesale generator (EWG) or foreign utility company ("company"), provide the following information. State all monetary amounts in United States dollars. Indicate by bold face type all data relevant in the current reporting period.

     (a) Identify the company, its location and its business address. Describe the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interests held.

Key terms: "EWG" means Exempt Wholesale Generator

Black River Limited Partnership (BRLP) is located at Sherman-Mullin Building, 200 Mullin Street, Suite 203, Watertown, NY 13601 and its general company address is J.A. Jones Drive, Charlotte, NC 28287

BRLP was organized as a Delaware limited partnership on December 30, 1986 and is the owner of the Fort Drum, New York 49.9 megawatt coal-fired steam electric cogeneration facility.

As of December 31, 2002, BRLP's direct parent, Westpower-Fort Drum LP held a 15% interest in BLRP.

DeSoto County Generating Company, LLC (DeSoto) is located at 3800 NE Roan Street in Arcadia, Florida 34266. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

DeSoto began commercial operation in May 2002. The site consists of two 160 megawatt combustion turbine peaking generators. Capacity and energy are currently under contract with Florida Power & Light.

As of December 31, 2002, Progress Genco Ventures, LLC. (Genco) had 100% interest in DeSoto.

Effingham County Power, LLC (Effingham) is located at 3440 McCall Road in Rincon, GA 31326. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Effingham is under construction and scheduled for commercial operation in summer2003. This site will include a 480 megawatt combined-cycle unit.

As of December 31, 2002, Genco held a 100% interest in Effingham.


MPC Generating, LLC (MPC) is located at 208 Cherry Hill Road in Monroe, GA 30656. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

MPC operates an electric power generation facility located in Monroe, GA. Organized as Monroe Power Company (Monroe) in January 1999, the facility began operations as a gas- and oil-fired electricity generating facility in December 1999, using one generating unit (Unit 1) with a 152 megawatt contract capacity. An additional generating unit (Unit 2) with a 160 megawatt contract capacity was put in service in June 2001. Monroe transferred its assets and membership interest in MPC in connection with a project loan financing on February 1, 2002. Output from Unit 1 is currently under a contract with MPC and the Municipal Electric Authority of Georgia.

MPC was formed as single-member limited liability company in July 2001 and Monroe was its sole managing member. In anticipation of the project loan financing, pursuant to which Genco would obtain financing for four EWGs, including MPC, Monroe contributed its single member interest in MPC to Progress Ventures February 1, 2002. Progress Ventures in turn contributed its interest in MPC to Genco on that same date. Also on February 1, 2002, Progress Energy contributed its Progress Ventures stock to Monroe and Monroe was later renamed PV Holdings, Inc. effective April 16, 2002. PV Holdings, Inc. currently functions as an intermediate non-utility holding company.

As of December 31, 2002, Genco held a 100% interest in MPC.

Rowan County Power, LLC (Rowan) is located at 5755 N.C. Hwy. 801 in Salisbury, NC 28147. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Rowan is located in Rowan County, near Salisbury, North Carolina. The facility is being constructed in two phases. Phase I, which includes three simple-cycle generating units, began commercial operation in June 2001. Phase II is currently under construction and will include one combined-cycle unit. Capacity and energy is currently being sold to Duke Power from Phase I. Natural gas, the primary fuel, is being supplied via a pipeline connection to a Williams Pipeline Corporation interstate pipeline. The combined-cycle unit is scheduled for commercial operations in June 2003.

As of December 31, 2002, Genco held a 100% interest in Rowan. Assets at the Rowan facility were transferred from CP&L to Progress Ventures in February 2002.

Walton County Power (Walton) is located at 208 Cherry Hill Road in Monroe, GA 30656. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Walton operates four 160 MW combustion turbine peaking generators. This facility was acquired from LG&E in February, 2002. Capacity and energy for the output of these units is under contract with LG&E.

As of December 31, 2002, Progress Ventures held a 100% interest in Walton.

Washington County Power, LLC (Washington) is located at 1177 County Line Road, Lot D, Sandersville, GA 31082. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Washington is under construction and scheduled for commercial operations in June 2003. The site will consist of 600 MW of simple cycle combustion turbines. This facility was acquired from LG&E in February, 2002. Capacity and energy for the output of these units is under contract with LG&E.

As of December 31, 2002, Progress Ventures held a 100% interest in Washington.

     (b) State the type and amount of capital invested in the company by the registered holding company, directly or indirectly. Identify any debt or other financial obligation for which there is recourse, directly or indirectly, to the registered holding company or another system company, other than an EWG or foreign utility company. Identify separately any direct or indirect guarantee of a security of the EWG or foreign utility company by the registered holding company. Identify any transfer of assets from any system company (other than an exempt wholesale generator or foreign utility company) to an affiliate exempt wholesale generator or foreign utility company. State the market value at the time of transfer, the book value and the sale price of the transferred asset.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.

     (c) State the ratio of debt to common equity of the company and earnings of the company as of the end of the reporting period.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.

     (d) Identify any service, sales or construction contract(s) between the company and a system company, and describe the services to be rendered or goods sold and the fees or revenues under such agreement(s). The following table identifies all service, sales and construction contracts between system companies and Exempt Wholesale Generation companies (EWGs) in the registrant's system as of December 31, 2002. There were no Foreign Utility Companies, or FUCOs, in the registrant's system as of December 31, 2002.

-----------------------------------------------------------------------------------------------------------------------------------
       Contract                Service Provider                Service Recipient          Services Provided          Total 2002
                                                                                                                 Compensation Paid
                                                                                                                to Service Provider
-----------------------------------------------------------------------------------------------------------------------------------
    Utility Service     Carolina Power & Light Company     DeSoto County Generating    Various utility plant       $624,684.39
     Agreement [1]     d/b/a Progress Energy Carolinas,          Company, LLC           services, including
                                     Inc.                         ("DeSoto")           plant construction and
                                   ("CP&L")                                              major maintenance
-----------------------------------------------------------------------------------------------------------------------------------
    Utility Service                  CP&L                Effingham County Power, LLC   Various utility plant       $444,782.28
     Agreement [1]                                              ("Effingham")           services, including
                                                                                       plant construction and
                                                                                         major maintenance
-----------------------------------------------------------------------------------------------------------------------------------
    Utility Service                  CP&L                    Monroe Power Company      Various utility plant       $226,004.10
     Agreement [2]                                                                      services, including
                                                                                       plant construction and
                                                                                         major maintenance
-----------------------------------------------------------------------------------------------------------------------------------
    Utility Service                  CP&L                    MPC Generating, LLC       Various utility plant       $130,362.32
     Agreement [1]                                                 ("MPC")              services, including
                                                                                       plant construction and
                                                                                         major maintenance
-----------------------------------------------------------------------------------------------------------------------------------
    Utility Service                  CP&L                  Rowan County Power, LLC     Various utility plant      $1,337,790.51
     Agreement [1]                                                ("Rowan")             services, including
                                                                                       plant construction and
                                                                                         major maintenance
-----------------------------------------------------------------------------------------------------------------------------------
Fuel Management & Power    Progress Ventures, Inc.                 DeSoto,              Fuel management and       $4,100,000 [4]
  Marketing Services   d/b/a Progress Energy Ventures,            Effingham,              power marketing
       Agreement                     Inc.                            MPC                services, including
                            ("Progress Ventures")                    and               procuring fuel for and
                                                                    Rowan             scheduling the dispatch
                                                                                      of energy from each EWG
                                                                                              facility
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
  Tolling Agreements         DeSoto Units 1 and 2             Progress Ventures        Purchase of generating       $0.00 [3]
 DeSoto Units 1 and 2                                                                       capacity and
                                                                                      energy tolling services
                                                                                       from the EWG facility
                                                                                        by Progress Ventures
-----------------------------------------------------------------------------------------------------------------------------------
   Tolling Agreement           Effingham Unit 1               Progress Ventures        Purchase of generating       $0.00 [3]
   Effingham Unit 1                                                                         capacity and
                                                                                      energy tolling services
                                                                                            from the EWG
                                                                                        by Progress Ventures
-----------------------------------------------------------------------------------------------------------------------------------
  Tolling Agreements          Progress Ventures               MPC Units 1 and 2        Purchase of generating       $0.00 [3]
   MPC Units I and 2                                                                        capacity and
                                                                                      energy tolling services
                                                                                            from the EWG
                                                                                        by Progress Ventures
-----------------------------------------------------------------------------------------------------------------------------------
  Tolling Agreements          Progress Ventures           Rowan Units 1, 2, 3 and 4    Purchase of generating    $0.00 for Rowan
Rowan Units 1, 2, 3 & 4                                                                     capacity and       Units 1, 2 and 4 [3]
                                                                                      energy tolling services
                                                                                            from the EWG        $2,170,216.50 for
                                                                                        by Progress Ventures       Rowan Unit 3
-----------------------------------------------------------------------------------------------------------------------------------

ootnotes to Item 9, Part I
[1] The CP&L utility service agreements with the Genco-held EWGs are being amended to reflect certain function transfers in portions of their appendices. However, these amendments will not impact the terms and conditions set forth in the (front-end) agreements themselves.
[2] Although the utility service agreement between CP&L and Monroe remains, activity under this contract ceased following Monroe's transfer of operational assets and EWG transacting authority status to MPC.
[3] As of December 31, 2002, no tolling services had been provided by Progress Ventures under these agreements [4] Represents the total compensation in 2002 for fuel purchased


Part II. Submit as Exhibit G an organizational chart showing the relationship of each EWG and foreign utility company to other system companies. If the company is a subsidiary company of the registered holding company, submit the financial data required in Exhibit H.


Part III. State the registered holding company's aggregate investments in EWGs and foreign utility companies, respectively. Also state the ratio of aggregate investment to the aggregate capital investment of the registered holding company in its domestic public-utility subsidiary companies.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS.

Consolidating financial statements for the parent holding company and each of its subsidiaries for the year of the report, including a balance sheet, income statement, statement of retained earnings and statement of cash flows. The plant and related depreciation and amortization accounts shall be supported by classified schedules as prescribed below. The individual financial statements shall be those included in the audited consolidated financial statements reported for the same year in the Form 10-K or annual reports to shareholders incorporated therein and in substantially the same form. They shall be reconciled to said consolidated financial statements by an elimination column, the entries in which shall be keyed to identify by item, offsetting debits and credits.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.

Exhibit A. System Company Annual Reports Filed Pursuant to the Securities and Exchange Act of 1934.

A-1 Annual Report of Progress Energy on Form 10-K for the year ended December 31, 2002. (File No. 1-15929)

A-2 Annual Report of CP&L on Form 10-K for the year ended December 31, 2002. (File No. 1-3382)

A-3 Annual Report of Florida Progress on Form 10-K for the year ended December 31, 2002. (File No. 1-8349)

A-4 Annual Report of Florida Power on Form 10-K for the year ended December 31, 2002. (File No. 1-3274)


Exhibit B.  Organizational Documents for Parent Holding Company and Subsidiaries
            Thereof.

As agreed to by the SEC's examination staff (the "Examination Staff") in its 2002 audit of Progress Energy, Inc., a response to Exhibit B was filed for the following five entities: Progress Energy, Inc.; Progress Energy Service Company, LLC; Carolina Power & Light Company; Florida Power Corporation; and Florida Progress Corporation. The response was filed by amendment confidentially on October 31, 2002 pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935. Since that date, no new organizational documents have been created for the five (5) aforementioned companies.


Exhibit C.  Documents Pertaining to Outstanding Classes of Funded Debt.

C-1 Underwriting Agreement dated April 11, 2002, by and between Progress Energy, Inc. ("Registrant") Banc of America Securities LLC and Salomon Smith Barney Inc., as representative of the several underwriters, in connection with the offering of $800,000,000 aggregate principal amount of the Registrant's 6.05% Senior Notes due 2007 and 6.85% Senior Notes due 2012, registered with the Securities and Exchange Commission on Form S-3 (Designated as Registration Statement Nos. 333-69738 and 333-81278 on Form 8-K for April 17, 2002, filed April 22, 2002, File No. 1-5929, as Exhibit 1)..

C-2 Underwriting Agreement dated July 25, 2002, by and between Carolina Power & Light Company ("Registrant") and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several underwriters, in connection with the offering of $500,000,000 aggregate principal amount of the Registrant's 6.5% Notes due 2012 (the "Notes"), registered with the Securities and Exchange Commission on Form S-3 (Designated as Registration Statement No. 333-58800 in Form 8-K for July 25, 2002, filed August 5, 2002, File No. 1-3382, as Exhibit 1).

C-3 Debt Securities Indenture dated October 28, 1999, between Carolina Power & Light Company ("Registrant") and JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, as Trustee and Officer's Certificate (relating to the 6.5 % notes due 2012 (the "Notes")), dated July 30, 2002 in connection with the offering of the Notes. (Designated in Form 8-K for July 25, 2002, filed August 5, 2002, File No. 1-3382, as Exhibit 4(a) for the Debt Securities Indenture dated October 28, 1999 and
        Exhibit 4(b) for the Officer's Certificate dated July 30, 2002 relating to the 6.5% Notes due 2012.)

C-4 Underwriting Agreement dated November 6, 2002, by and between Progress Energy, Inc. (the Company) and J.P. Morgan Securities Inc., as representative, in connection with the offering of up to 16,870,500 shares, including 2,200,500 shares subject to purchase pursuant to an over-allotment option granted to J.P. Morgan Securities Inc., of the Company's common stock, no par value, registered with the Securities and Exchange Commission on Form S-3 (Designated as Registration No. 333-81278 in Form 8-K for November 6, 2002, filed November 13, 2002, File No. 1-5929, as Exhibit 1).

Exhibit D.  Income Tax Allocation Agreement.

Pursuant to the SEC Examination Staff "s 2002 audit findings, the Intercompany Income Tax Allocation Agreement of Progress Energy, Inc. and Subsidiary Companies was amended as follows:

1. In the first sentence of Section 2.1(b), the following phrase shall be inserted after the clause "on a timely basis,": "in the same manner as provided in Rule 45(c)(2) and the Commission's order of April 18, 2002 (HCAR 27522), and."

2. Insert Section 2.1(d)(iii), which reads: "If Energy is a Paying Member, it will pay its own tax liability and be excluded from the operations of Rule 45(c)(5)."

These two changes became effective January 1, 2003. The full text of the Tax Allocation Agreement prior to the inclusion of these two changes was filed under Exhibit D of Progress Energy's 2001 Form U5S, which was filed May 3, 2002.

Exhibit E.  Copies of Other Documents Prescribed by Rule or Order.

NONE.


Exhibit F.  Schedules Supporting Items of this Report.

Consolidated and consolidating financial statements will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


Exhibit G.  Financial Data Schedule.

Removed effective January 1, 2001.


Exhibit H.  Organizational Chart Showing EWG Relationships.

EWGs, or Exempt Wholesale Generators, are depicted in boldfaced text.

                                                              Number of              Percentage
                                                              Of Common              of Voting
Name of Company                                               Shares Held            Power Held
---------------                                               -----------            ----------
Progress Energy                                               N/A (parent company)   N/A (parent company)
         PV Holdings, Inc.                                    1,000                  100%
                  Progress Ventures, Inc.  [1]                100                    100%
                           Baldwin County Ventures, LLC       N/A                    100%
                           Walton County Power, LLC           N/A                    100%
                           Washington County Power, LLC       N/A                    100%
                           Progress Genco Ventures, LLC       N/A                    100%
                                    DeSoto [2]                N/A                    100%
                                    Effingham [3]             N/A                    100%
                                    MPC Generating [4]        N/A                    100%
                                    Rowan [5]                 N/A                    100%
                                    West [6]                  N/A                    100%
         Florida Progress Corporation                         98,616,658             100%
                  Progress Capital Holdings, Inc.             10,000                 100%
                           Progress Energy Corporation        100                    100%
                                    PEC Fort Drum, Inc.       100                    100%
                                            [7]               N/A                    88.9%
                                                     [8]      N/A                    75%
                                                          [9] N/A                    15%


Footnotes to Exhibit H
[1] Effective January 1, 2003, Progress Ventures, Inc. began doing business under the assumed name Progress Energy Ventures, Inc.
[2]     "DeSoto" stands for DeSoto County Generating Company, LLC
[3]     "Effingham" stands for Effingham County Power, LLC
[4] "MPC Generating" stands for MPC Generating, LLC and Monroe Power Company contributed its interest in this EWG to Progress Ventures, Inc. on February 1, 2002. Progress Ventures, Inc. in turn contributed its interest in MPC Generating to Progress Genco Ventures, LLC on this same date. These contributions were done in connection with the March 15, 2002 project loan financing.
[5] "Rowan" stands for Rowan County Power, LLC and Carolina Power & Light Company sold its interest in this EWG to Progress Genco Ventures, LLC on February 1, 2002 in connection with the project loan financing that closed on March 15, 2002.
[6] "West" stands for West Generating Company, LLC, which was organized as a North Carolina limited liability company on February 1, 2002
[7]     Westmoreland-Fort Drum LP
[8]     Westpower-Fort Drum LP
[9]     Black River Ltd. Partnership

Exhibit I.        Financial Statements Relating to EWGs.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


Exhibits listed above which have heretofore been filed with the SEC pursuant to various Acts administered by the SEC, and which were designated as noted above, are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.



                                 SIGNATURE PAGE


The undersigned registered holding company has duly caused this annual report to be signed on its behalf in the City of Raleigh and the State of North Carolina by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



PROGRESS ENERGY, INC.
(Name of Registrant)

By:      /s/      Robert H. Bazemore, Jr.
        ---------------------------------
         Robert H. Bazemore, Jr.
         Vice President and Controller


Attest:

By:      /s/      Robert M. Williams
        ---------------------------------
         Robert M. Williams
         Assistant Corporate Secretary


Date:    May 1, 2003